Exhibit 21.1

Subsidiaries of Optimer Pharmaceuticals, Inc.:

NAME:	JURISDICTION OF INCORPORATION:
Optimer Pharmaceuticals U.S. Holdings LLC	United States
Optimer Pharmaceuticals Canada, Inc.	Canada
Optimer Luxembourg 1 S.à.r.l.	Europe
Optimer Luxembourg 2 S.à.r.l.	Europe
Optimer Bermuda LP	Bermuda